SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

May 9, 2007

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kackertstrasse
D-52072 Aachen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON AG

	By	/s/ Paul Hyland
	Name:	Paul Hyland
	Title:	President & CEO
Date: May 9, 2007

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	CFO

2007

GROUP INTERIM REPORT
FOR THE THREE MONTHS ENDED
MARCH 31, 2007

Hightech is our business.

TABLE OF CONTENTS

1.	Forward-Looking Statements
2.	Business and Operating Environment
	2.1.	Corporate Structure
	2.2.	Management and Control
	2.3.	Products, Business Processes, Locations
	2.4.	Research & Development
3.	Summary of Business Development
4.	Results of Operations, Financial Position, and Net Assets
	4.1.	Results of Operations
4.1.1. Development of Revenues
4.1.2. Cost Structure
4.1.3. Development of Results
4.1.4. Development of Order Intake and Order Backlog
	4.2.	Financial Position
4.2.1. Funding
4.2.2. Investments
4.2.3. Liquidity
	4.3.	Net Assets
4.3.1. Property, Plant and Equipment
4.3.2. Goodwill
4.3.3. Other intangible assets
4.3.4. Trade receivables
4.3.5. Human Resources
5.	Report on Post-Balance Sheet Date Events
6.	Report on Expected Developments
	6.1.	Future Economic Environment and opportunities
	6.2.	Expected results of Operations and Financial Position
7.	Consolidated Interim Financial Statements
	7.1.	Consolidated Income Statement
	7.2.	Consolidated Balance Sheet
	7.3.	Consolidated Cash Flow Statement
	7.4.	Development of Consolidated Equity
8.	Additional Explanatory Disclosures on Interim Financial Statements
	8.1.	Basis of Preparation
	8.2.	Significant Accounting Policies
	8.3.	Segment Reporting
	8.4.	Issuance of equity securities
	8.5.	Stock Options

Group Interim Report as of March 31, 2007

1. Forward-Looking Statements

This report may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate”, and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON’s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this report are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

2. Business and Operating Environment

2.1. Corporate Structure

This management report relates to the consolidated financial statements of AIXTRON AG including the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc. (Sunnyvale/USA), Thomas Swan Scientific Equipment Ltd. (Cambridge/United Kingdom), Epigress AB (Lund/Sweden), AIXTRON Korea Co. Ltd., (Seoul/South Korea), AIXTRON KK (Tokyo/Japan) and AIXTRON Taiwan Co. Ltd. (Hsinchu-City/Taiwan).

All financial information contained in this Management Report, including comparable prior-year numbers, is reported in accordance with Accounting Standard (IAS) 34, “Interim Financial Reporting”.

2.2. Management and Control

As compared to December 31, 2006, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of March 31, 2007.

2.3. Products, Business Processes, Locations

AIXTRON is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signalling and lighting, displays, as well as a range of other leading-edge technologies.

The Company markets and sells its products worldwide, principally through its direct sales organization and appointed agents.

AIXTRON’s business activities include developing and producing equipment for coating semiconductor materials, process engineering, installing laboratory equipment, consulting and training, including ongoing customer support.

AIXTRON’s product range includes customized production-scale compound semiconductor systems capable of depositing material films on up to 95 two-inch diameter wafers, or smaller multiples of 4 to 6 inch diameter wafers, employing Metal-Organic Chemical Vapor Deposition (MOCVD) or on up to Gen. 3.5 substrates with Organic Vaporphase Deposition (OVPD). In addition, AIXTRON manufactures semiconductor systems for the silicon market capable of depositing material films on wafers of up to 300 mm diameter, employing technologies such as: Chemical Vapor Deposition (“CVD”), Atomic Vapor Deposition (“AVD®”) and Atomic Layer Deposition (“ALD”). Furthermore, AIXTRON designs small systems for research and development use and small-scale production. A large number of customers worldwide are using the AIXTRON Technology. To date, over 1500 AIXTRON systems have been installed globally.

The Company is headquartered in Aachen, Germany, and had a total of 9 facilities worldwide as of March 31, 2007:

Facility Location	Approximate Size (sq. m.)	Use
Aachen, Germany (owned)	7,260	Headquarters, Manufacturing, Sales, Research and Development
Herzogenrath, Germany (owned)	12,457	Manufacturing, Sales and Service, Engineering
Cambridge, UK (leased)	2,180	Manufacturing, Sales and Service, Engineering
Lund, Sweden (leased)	449	Engineering, Service
Sunnyvale, CA, USA (leased)	9,300	Manufacturing, Sales and Service, Engineering, Research and Development
Seoul, South Korea (leased)	1,032	Sales and Service
Shanghai, China (leased)	282	Representative Office
Hsinchu, Taiwan (leased)	1,000	Sales and Service
Tokyo, Japan (leased)	311	Sales and Service

2.4. Research & Development

Key research and development (“R&D”) information is summarized in the following table:

	Q1 2007	Q1 2006	Change
R&D expenses (million €)	7.1	6.3	13%
R&D expenses, % of sales	11%	20%

R&D employees (period average)	189	186	2%
R&D employees, % of total headcount (period average)	33%	33%

R&D activities increased in the first quarter 2007 to EUR 7.1m, a 13% increase year over year (Q1/2006: EUR 6.3m). The first-quarter 2007 R&D costs represent 11% of the revenues compared to 20% of revenues in the first quarter 2006.

3. Summary of Business Development

In the first three months of 2007, a continuation in the relatively high level of demand for deposition systems in combination with the large year opening order backlog, led to the company being able to deliver the largest ever quarterly revenue figure in the company’s history. The economies of scale involved have positively influenced the final net result.

3.1. Financials

AIXTRON delivered record breaking total revenues of EUR 63.8m, an increase in revenues of 99 percent, year over year, and a 1 percent improvement over the previous quarter. This is the highest ever quarterly revenue figure recorded by the company.

The Company’s EBIT figure for Q1/2007 is EUR 8.2m positive compared to a EUR 3.1m negative figure in Q1/2006. The result before tax is EUR 8.5m in Q1/2007 compared to a EUR 3.0m loss in Q1/2006, leading to a positive net result of EUR 7.6m in Q1/2007 compared to a EUR 3.1m loss in Q1/2006.

Timing of payments to suppliers accounts for a large part of the EUR 3.1m cash outflow figure in Q1/2007. The cash and cash equivalents figure was EUR 43.7m as of March 31, 2007.

Improving average selling prices were partially offset by a negative exchange rate effect arising from the declining US Dollar; however, despite these difficulties the gross margin remained stable at 38 percent year on year.

3.2. Revenue Mix

The mix in revenue was 90 percent (EUR 57.4m) for equipment and 10 percent (EUR 6.4m) for spares and service revenue. The EUR 57.4m equipment revenue comprised 76 percent (EUR 43.5m), of Compound equipment revenue and 24 percent (EUR 13.9m), of Silicon equipment revenue.

3.3. Order intake

AIXTRON recorded an increase in equipment order intake, year over year, of 28 percent. The equipment order intake figure of EUR 40.5m was 9 percent down on Q4/2006 and represents the fourth consecutive quarter of demand over EUR 40m. The mix in demand for equipment was: Compound 73 percent and Silicon 27 percent, reflecting the healthy demand for compound systems. The opening order backlog position for Q2/2007 stood at EUR 70m.

3.3.1. Compound Semiconductor Systems

The recent increase in demand for AlInGaP (aluminum indium gallium phosphide) application compound systems over the last few quarters has been fuelled by increased demand for red, yellow and orange LEDs. Customers will require some time to integrate and qualify the large capacity GaN (Gallium Nitride) systems they purchased in 2006 with the intent of producing high quality devices with a lower cost of ownership which remain the major obstacles to new large end market applications, such as LED backlighting and solid state lighting. The company still believes that the existing customer capacity in the telecom/datacomm end market area means that in our opinion sustainable revenue growth is unlikely to return before late 2007 at the earliest.

3.3.2. Silicon Semiconductor Systems

All of the silicon equipment demand was for Dynamic Random Access Memory (“DRAM”) and NAND flash memory product applications. Although the overall silicon equipment market remains volatile, AIXTRON continued to receive purchase orders and to generate revenues from silicon semiconductor production CVD system orders.

4. Results of Operations, Financial Position, and Net Assets

4.1. Results of Operations

Key financial information regarding the AIXTRON Group’s operating results in the first three months of 2007 is summarized in the following table:

(million €)	Q1 2007	Q1 2006	Change
Sales revenues	63.8	32.0	99%
Gross profit	24.2	12.0	101%
Gross margin, % revenues	38%	38%
Operating result	8.2	(3.1)	n.c.
Operating result, % revenues	13%	(10)%	n.c.
Net result	7.6	(3.1)	n.c.
Net result,% Revenues	12%	(10)%	n.c.
Net result per share – basic (€)	0.09	(0.04)	n.c.
Net result per share – diluted (€)	0.09	(0.04)	n.c.
Equipment Order Intake	40.5	31.7	28%
Equipment Order Backlog (End of Period)	70.0	61.8	13%

4.1.1. Development of Revenues

Revenues generated in the first quarter of 2007 were EUR 63.8m, almost twice the amount of the first quarter of 2006 (EUR 32.0m). In terms of revenues, Q1/2007 is the second consecutive record breaking quarter (Q4/2006: EUR 63.1m) significantly contributing to the profit generation built on the strong order intake in 2006 and the strong opening order backlog.

The largest single element of the first quarter 2007 revenue was the near tripling in sales of compound semiconductor equipment (Q1/2007 EUR 43.5m or 68% of the total revenues; Q1/2006: EUR 14.7m or 46%), which in turn was driven by high LED system demand, especially from Asia.

Revenues from the sale of silicon semiconductor equipment rose in Q1/2007 by 30 percent from EUR 10.7m to EUR 13.9m compared to the first quarter of 2006. The percentage of revenues related to the sale of silicon semiconductor equipment changed from 33% during the first three months of 2006 to 22% in the first quarter of 2007, This was largely due to the strong growth of orders for compound semiconductor systems since the middle of 2006.

During the first three months of 2007, total equipment sales generated 90 percent of total revenues (11 percentage points increase compared to the 79 percent share of the same period in 2006). The remaining revenues were provided by spare parts sales and service.

(million €)	Q1 2007		Q1 2006		Change
Revenues	63.8		32.0		31.8	99%

of which from sale of silicon semiconductor equipment	13.9	22%	10.7	33%	3.2	30%
of which from sale of compound semiconductor equipment and other equipment (OVPD®, SiC)	43.5	68%	14.7	46%	28.8	196%
of which other revenues (service, spare parts, etc.)	6.4	10%	6.6	21%	(0.2)	(3%)

The increase in revenues during the first quarter of 2007 was mainly due to strong demand from Asia.Approximately 90 percent (Q1 2006: 83%) of the total revenues were delivered to Asian customers.

Regional Revenue Split

(million €)	Q1 2007		Q1 2006		Change
Asia	56.9	90%	26.6	83%	30.3	114%
Europe	1.5	2%	2.4	8%	(0.9)	(38%)
USA	5.4	8%	3.0	9%	2.4	80%
Total	63.8	100%	32.0	100%	31.8	99%

4.1.2. Cost Structure

	Q1 2007		Q1 2006		Change
Cost Structure	€ million	% of Revenues	€ million	% of Revenues	€ million	% of Revenues

Cost of Sales	39.6	62	20.0	62	19.6	98

Operating Costs	16.0	25	15.1	47	0.9	6
Selling Expenses	6.9	11	4.9	15	2.0	40
General and Administrative Expenses	4.3	7	4.2	13	0.1	1
Research and Develop-ment Costs	7.1	11	6.3	20	0.8	13
Other Operating Income	(2.5)	(4)	(0.7)	(2)	(1.8)	257
Other Operating Expenses	0.2	0	0.4	1	(0.2)	(41.0)

In line with the quarterly revenues, cost of sales also almost doubled from EUR 20.0m in the first quarter 2006 to EUR 39.6m in the first quarter of 2007. Hence, cost of sales relative to revenues remained constant at 62%.

Operating costs totalling EUR 16.0m in the first quarter 2007 or 25% of revenues, were significantly below the percentage value of the first quarter 2006 (Q1/2006: EUR 15.1m or 47% of revenues). This resulted from economies of scale and efficiency improvement measures.

The increase of other operating income from EUR 0.7m in the first quarter of the fiscal year 2006 to EUR 2.5m in the first quarter 2007 arises mainly from currency exchange benefits  and funding inflows for research projects.

Other operating expenses relate principally to currency exchange losses.

4.1.3. Development of Results

During the reported period, the operating result, and the net profit increased significantly. Whilst in the first quarter 2006, a negative operating result of EUR -3.1m and a net loss of EUR -3.1m was reported, in the first quarter 2007, the operating result was improved to EUR 8.2m and the net profit figure was improved to EUR 7.6m.

As a result of the stable percentage of cost of sales over revenues in the first quarter of 2006 and 2007, the gross profit margin also remained the same at 38%. The absolute gross profit figure more than doubled from EUR 12.0m in the first quarter of 2006 to EUR 24.2m in the first quarter of 2007. The net sales margin remained constant at 12% compared to the fourth quarter 2006.

4.1.4. Development of Order Intake and Order Backlog

Due to a continued positive market environment, the total value of equipment orders received in the first three months of 2007 rose substantially year over year by 28 percent to EUR 40.5m compared to the first three months of 2006 (Q1/2006: EUR 31.7m). However, against the fourth quarter of 2006, order intake decreased from EUR 44.5m.

The order intake for compound semiconductor equipment increased in the first three months of the fiscal year 2007 by 11% year over year to EUR 29.6m reflecting the increase in demand arising from the marked increase in market activity for LED applications in Asia (Q1/2006: EUR 26.6m). The percentage of system orders for compound semiconductor systems received in the first three months of the fiscal year 2007 amounted to 73% (Q1/2006: 84%).

Due to the strong demand for CVD application equipment, the orders received for silicon-semiconductor-systems during the first three months more than doubled (114%) compared to the first quarter of 2006 to EUR 10.9m (Q1/2006: EUR 5.1m). The percentage of orders for silicon-semiconductor systems received in the first three months of the fiscal year 2007 was 27% (Q1/2006: 16%).

(million €)	Q1 2007		Q1 2006		Change
Equipment Order Intake	40.5		31.7		8.8	28%

of which Silicon Semiconductor Equipment	10.9	27%	5.1	16%	5.8	114%

of which Compound Semiconductor Equipment and other equipment (OVPD®, SiC)	29.6	73%	26.6	84%	3.0	11%

Equipment Order Backlog (End of Period)	70.0		61.8		8.2	13%

of which Silicon Semiconductor Equipment	5.5	8%	10.6	17%	(5.1)	(48)%

of which Compound Semiconductor Equipment and other equipment (OVPD®, SiC)	64.5	92%	51.2	83%	13.3	26%

The March 31st 2007 order backlog increased by 13% year over year to EUR 70.0m (Q1/2006: EUR 61.8m). The order backlog of silicon-semiconductor systems decreased by 48% to EUR 5.5m due to the high shipment values achieved in Q1/2007, whilst the order backlog for compound-semiconductor systems increased by 26% year over year to EUR 64.5m.

4.2. Financial Position

4.2.1. Funding

The Company recorded no bank borrowings as of March 31, 2007.

Mainly due to a decrease in advanced customer payments and retained earnings, the equity ratio grew from 70% as of December 31, 2006 to 75% as of March 31, 2007.

As of March 31, 2007, AIXTRON was granted advance customer payment guarantees from banks totalling EUR 16.9m (December 31, 2006: EUR 17.1m).

1.8 million AIXTRON shares, issued in connection with the acquisition of Genus, were previously put into trust to service the Genus employee stock options program. AIXTRON treats these specific shares as own shares and records shareholders’ equity net of own shares.

4.2.2. Investments

The AIXTRON Group’s investments in the first quarter of 2007 totalled EUR 0.5m (first quarter 2006: EUR 0.9m) mainly for technical equipment and capital expenditures on intangible assets.

4.2.3. Liquidity

Compared to the same period in the previous year, the value of liquid assets increased by 23% to EUR 43.7m as per March 31, 2007 (Q1/2006: EUR 35.5m). In comparison to December 31st, 2006 the liquid assets decreased by EUR 3.1m from EUR 46.8m. This development was mainly due to a combination of a decline in new customer order deposits and the high number of shipments made in Q1/2007. Shipments and completions of customer acceptances increased the value of receivables in the balance sheet and reduced the value of accounts payable.

As of March 31st, 2007, liquidity was affected favourably by cash inflows amounting to EUR 2.8m due to the reduction of fixed-term deposits with a term of 6 months (non-existent in the first quarter 2006).

4.3. Net Assets

Driven mainly by a decrease of inventory levels (EUR -6.6m) and the decrease of liquid assets, as described above, total assets declined from EUR 263.5m as per December 31, 2006 to EUR 256.2m as per March 31, 2007. Compared to the end of the first quarter 2006, total assets increased by 10% from EUR 233.1m.

4.3.1. Property, Plant and Equipment

Due to asset depreciation less fixed asset additions, the value of property, plant and equipment declined from EUR 36.4m as per December 31, 2006 to EUR 35.1m as per March 31, 2007. Compared to the period ending March 31st, 2006, the value of property, plant and equipment declined by EUR 6.1m (Q1/2006: EUR 41.2m).

4.3.2. Goodwill

The decrease in recorded goodwill, from EUR 65.0m as per December 31, 2006 to EUR 64.4m as per March 31, 2007, arose from exchange rate movements. Compared to the same period in 2006, goodwill declined by EUR 5.2m (Q1/2006: EUR 69.6m).

4.3.3. Other intangible assets

The value of other intangible assets decreased from EUR 15.1m as of December 31, 2006 to EUR 14.2m as of March 31, 2007. This was due mainly to exchange rate movements and scheduled amortization expenses. Compared to the first Quarter of 2006, the other intangible assets decreased by EUR 4.3m (Q1/2006: EUR 18.5m).

4.3.4. Trade receivables

Trade receivables, as of March 31, 2007, totalled EUR 33.8m and were higher than on December 31, 2006 (EUR 27.7m) and almost double in comparison to the first quarter of 2006 (March 31st, 2006: EUR 17.7m).

4.3.5. Human Resources

The number of employees grew by 3% from 566 on March 31, 2006 to 585 as of March 31, 2007.

Employees by Region
as of March 31

	2007		2006		Change
Asia	79	13%	71	13%	8	11%
Europe	373	64%	379	67%	(6)	(2%)
USA	133	23%	116	20%	17	15%

Total	585	100%	566	100%	19	3%

As of March 31, 2007 the majority of AIXTRON’s employees worked in research and development as well as in sales and service roles.

Employees by Function
as of March 31

	2007		2006		Change
Sales and Service	184	31%	177	31%	7	4%
Research and Development	197	34%	185	33%	12	6%
Manufacturing	130	22%	126	22%	4	3%
Administration	74	13%	78	14%	(4)	(5%)

Total	585	100%	566	100%	19	3%

5. Report on Post-Balance Sheet Date Events

No events of any material consequence on AIXTRON’s results of operation, financial position or net assets occurred in the period after the close of the first three months of 2007.

6. Report on Expected Developments

6.1. Future Economic Environment and opportunities

AIXTRON believes that the following long-term market trends in the relevant end user markets could possibly have a positive effect on the future business:

•                  An Increase of capacity for the production of high-definition laser products and LED backlighting for the next generation of liquid crystal displays (LCDs).

•                  Indications of increased adoption of LEDs in automotive applications worldwide.

•                  Increased research activities in the industry for the application of LEDs in general lighting.

•                  Increased qualification of high volume Silicon Carbide (SiC) production applications and slowly emerging hybrid automotive applications.

•                  Intensified activity in the development of new complex semiconductor material applications as substituting materials in the silicon semiconductor industry.

•                  Promising longer term development of technologies for OLED lighting and organic material large area deposition

Conversely, AIXTRON is exposed to a series of risks which are described in detail in the section “Risk Factors” in AIXTRON’s annual report 2006 on form 20-F, which has been filed with the US Securities and Exchange Commission on March 15, 2007. A copy of the Company’s most recent Form 20-F is available on the Company’s website at http://www.aixtron.com, as well as on the SEC’s website at http://www.sec.gov.

6.2. Expected results of Operations and Financial Position

AIXTRON’s guidance for 2007 remains at EUR 190m to EUR 200m revenue for the year and EUR 15m to EUR 16m EBIT reflecting the expectation that the first half of the year 2007 will be the stronger of the two halves and that it is likely that the company will achieve circa 60 percent of the targeted revenue in the first half and up to 100 percent of the targeted EBIT figure.

The company remains confident of the medium to long-term health of the targeted markets, but believes the slowing order intake rate echoes the anticipated market developments AIXTRON management has referred to in previous communications. The company expects that order intake will increase again towards the end of the year and that the development of the years 2008 – 2010 remains encouraging

Due to the high number of orders being invoiced in US-Dollars, a weakening of the USD/EURexchange rate could have a negative impact on full year sales revenues and the net result.

In the course of the financial year 2007, the company plans further investments, mainly for the modernisation of the laboratory equipment. At the time of writing AIXTRON had no defined plans for participation financing, company acquisition or transfers of parts of the company.

AIXTRON management is of the opinion that the company has sufficient liquid assets and access to funds in order to finance the continuing business operations and planned replacement investments.

7.1. Consolidated Income Statement*

in EUR thousands,
except per share amounts and amount of shares	Q1 2007	Q1 2006
Revenues	63,804	32,008
Cost of sales	39,625	19,986
Gross profit	24,179	12,022

Selling expenses	6,880	4,874
General administration expenses	4,255	4,255
Research and development costs	7,127	6,274
Other operating income	2,514	699
Other operating expenses	238	423
Operating result	8,193	(3,105)

Interest income	312	116
Interest expense	3	3
Net interest	309	113
Result before taxes	8,502	(2,992)

Taxes on income	878	152
Net income/loss for the period (after taxes)	7,624	(3,144)

Basic earnings per share (EUR)	0.09	(0.04)
Diluted earnings per share (EUR)	0.09	(0.04)

Weighted average number of shares used in computing per share amounts:
Basic	87,881,110	87,812,622
Diluted	88,245,395	87,812,622

Statement of recognized income and expenses	TEUR	TEUR
Net income/loss for the period	7,624	(3,144)
Foreign currency translation adjustments	(1,092)	(1,816)
Derivative financial instruments	(127)	226
Total recognized income and expenses for the period	6,405	(4,734)

* unaudited

7.2. Consolidated Balance Sheet

in EUR thousands	31.03.2007*	31.12.2006
Assets
Property, plant and equipment	35,125	36,381
Goodwill	64,443	65,052
Other intangible assets	14,199	15,097
Investment property	4,908	4,908
Other non-current assets	660	671
Deferred tax assets	5,201	5,380
Tax assets	486	486
Total non-current assets	125,022	127,975
Inventories	46,510	53,149
Trade receivables	33,809	27,677
less allowance of kEUR 368 (2006: kEUR 311)
Current tax assets	248	699
Other current assets	6,921	4,450
Other financial assets	0	2,781
Cash and cash equivalents	43,726	46,751
Total current assets	131,214	135,507
Total assets	256,236	263,482
Liabilities and shareholders’ equity
Subscribed capital	87,997	87,836
No. of shares: 87,996,736 (2006: 87,836,154)
Additional paid-in capital	98,006	97,444
Retained earnings	4,219	(3,406)
Income and expenses recognized in equity	849	2,068
Total shareholders’ equity	191,071	183,942
Provisions for pensions	996	983
Other non-current liabilities	72	76
Other non-current accruals and provisions	1,928	2,030
Total non-current liabilities	2,996	3,089
Trade payables	22,746	29,926
Advanced payments from customers	22,448	31,421
Other current accruals and provisions	13,715	12,591
Other current liabilities	2,071	1,443
Current tax liabilities	624	536
Convertible bonds	1	3
Deferred revenues	564	531
Total current liabilities	62,169	76,451
Total liabilities	65,165	79,540
Total liabilities and shareholders’ equity	256,236	263,482

* unaudited

7.3. Consolidated Cash Flow Statement*

in EUR thousands	Q1 2007	Q1 2006
Cash inflow/outflow from operating activities
Net income/loss for the period (after taxes)	7,624	(3,144)
Reconciliation betw,net result and cash inflow/outflow from operating activities
Accrued expense for stock options	268	436
Depreciation and amortization expense	2,491	2,538
Result from disposal of property, plant and equipment	2	28
Deferred income taxes	188	240
Other non-cash expenses	260	0
Changes to assets and liabilities
Inventories	6,297	(997)
Trade receivables	(6,445)	6,501
Other Assets	(2,205)	(699)
Trade payable	(7,060)	(1,928)
Provisions and other liabilities	1,927	(2,508)
Deferred revenues	38	269
Non-current liabilities	(73)	17
Advanced payments from customers	(8,897)	4,225
Cash inflow/outflow from operating activities	(5,585)	4,978
Cash inflow/outflow from investing activities
Capital expenditures in property, plant and equipment	(481)	(847)
Capital expenditures in intangible assets	(20)	(8)
Cash deposits at banks (maturity 6 months)	2,781	0
Cash inflow/outflow from investing activities	2,280	(855)
Cash inflow/outflow from financing activities
Exercise of stock options	455	0
Cash inflow/outflow from financing activities	455	0
Effect of changes in exchange rates on cash and cash equivalents	(175)	(90)
Net change in cash and cash equivalents	(3,025)	4,033
Cash and cash equivalents at the beginning of the period	46,751	31,435
Cash and cash equivalents at the end of the period	43,726	35,468
Cash paid for interest	3	5
Cash received for interest	306	100
Cash paid for income taxes	1,313	93
Cash received for income taxes	0	0

* unaudited

7.4. Development of Consolidated Equity*

				Income and expense recognized directly in equity
	No. of	Sub-		Sub-			Deri-
	issued	scribed		scribed			vative		Total
	ordinary	Capital		Capital	Add.	Currency	Financial		Share-
	shares of	under	Treasury	under	Paid-in-	trans-	Instru-	Retained	holders’
	AIXTRON AG	HGB	shares	IFRS	Capital	lation	ments	Earnings	Equity

AIXTRON Group Consolidated State- ment of Changes in Shareholders’ Equity in EUR thousands
Balance at January 1, 2006	87,796,614	89,800	(2,003)	87,797	95,951	9,420	(305)	(9,264)	183,599
Net loss for the period								(3,144)	(3,144)
Accrued expense for stock options					436				436
Exercise of stock options	16,250		16	16	21				37
Foreign currency translation adjustment						(1,816)			(1,816)
Derivative financial instruments							226		226

Balance at March 31, 2006	87,812,864	89,800	(1,987)	87,813	96,408	7,604	(79)	(12,407)**	179,339 **

Balance at January 1, 2007	87,836,154	89,800	(1,963)	87,836	97,444	1,549	519	(3,406)	183,942
Net income for the period								7,624	7,624
Accrued expense for stock options					268				268
Exercise of stock options	160,582		161	161	294				455
Currency translation						(1,092)			(1,092)
Derivative financial instruments							(127)		(127)
Balance at March 31, 2007	87,996,736	89,800	(1,802)	87,997	98,006	457	392	4,219 **	191,071 **

* unaudited

** rounded

8. Additional Explanatory Disclosures on Interim Financial Statements

8.1. Basis of Preparation

The unaudited interim consolidated financial statements of AIXTRON AG have been prepared in accordance with the International Accounting Standards (IAS) 34, „Interim Financial Reporting”.

8.2. Significant Accounting Policies

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2006.

8.3. Segment Reporting

The following segment information has been prepared in accordance with IAS 14 “Segment Reporting”. As AIXTRON has only one business segment, the segment information provided relates only to the Company’s geographical segments, this being secondary segment information.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments
per March 31st, 2007

(in EUR thousands)	1. Quarter	Asia	Europe	USA	Group
Revenues realized with third parties	2007 2006	56,912 26,557	1,469 2,427	5,423 3,024	63,804 32,008
Segment fixed assets	2007 2006	313 615	31,133 40,791	3,679 4,720	35,125 46,126

8.4. Exercise of Options

Based on the Company’s stock option program, a total of 160,582 AIXTRON AG American Depositary Shares (ADS) were issued to US employees in the first 3 months of the fiscal year 2007.

8.5. Stock Options

As of March 31, 2007 AIXTRON’s employees and Executive Board members held 4,287,989 stock options (end of last year: 4,379,711) representing the right to receive 4,964,616 (end of last year: 5,060,565) AIXTRON AG common shares. As of March 31, 2007 the employees of the former Genus group of companies held 802,709 (End of last year: 994,469) rights for the acquisition of ADS.

As part of the Genus transaction, which was completed in March 2005, a trust for the employee stock options of the Genus employees was set up, into which an appropriate number of AIXTRON ADSs were deposited.

Aachen, May 2007

AIXTRON Aktiengesellschaft, Aachen
Executive Board

Contact

AIXTRON AG

Investor Relations and

Corporate Communications

Kackertstraße 15–17

D-52072 Aachen

Phone:	+49 (241) 89 09-444
Fax:	+49 (241) 89 09-445
e-mail:	invest@aixtron.com
Internet:	www.aixtron.com

Publisher

AIXTRON AG, Aachen

Conception and content

AIXTRON AG, Aachen

Design and production

SI Group GmbH, Wetzlar